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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  May 22, 2006

                                GRAVITY CO., LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

     14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [X] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934: [ ] Yes  [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

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                                         CONTACTS:  Gravity Co. Ltd
                                                    James O. Kwon
                                                    82-2-2019-6050
                                                    ohsung@gravity.co.kr
                                                    - or -
                                                    Brian Rafferty
                                                    Taylor Rafferty, New York
                                                    1-212-889-4350
                                                    - or -
                                                    John Dudzinsky
                                                    Taylor Rafferty, London
                                                    44-20-7614-2900
                                                    gravity@taylor-rafferty.com

             GRAVITY, INVESTS U.S. $9M IN AN ONLINE GAME DEVELOPER
             -----------------------------------------------------

     GRAVITY CO., LTD. (NASDAQ: GRVY), SEOUL, KOREA, MAY 22, 2006.

Seoul, May 22, 2006-- Gravity, Co., Ltd. (Nasdaq: GRVY), an online game developer and publisher, has announced that it has entered into a contract to invest approximately US$ 9 million(approximately KRW 8.5 billion) in Perpetual Entertainment, Inc., an online game developer based in the United States ("Perpetual Entertainment"). Gravity has purchased 19,226,661 Series D Preferred Shares of Perpetual Entertainment, Inc. The closing of the transaction was completed on May 12th. Gravity is expected to be able to participate in the management of Perpetual Entertainment by appointing one member to Perpetual Entertainment's board of directors.

According to Mr. Il-young Ryu, the Chairman and CEO of Gravity, this investment is expected to give Gravity access to some of the most exciting game contents, game engine and also the platform of Perpetual Entertainment thanks to the agreement between the two parties, which gives Gravity priority negotiation rights for future access to contents and other intellectual property rights of Perpetual Entertainment

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Perpetual Entertainment is an online game developer and operator based in San
Francisco. The company was founded in 2002 by former executives from Electronic Arts and currently has two MMORPGs under development. The company's first product is "Gods & Heroes: Rome Rising" (TM), which is based on an original intellectual property owned by Perpetual Entertainment and is scheduled to be launched in the third quarter of 2006. The company's second product is expected to be "Star Trek Online" (TM), which is based on the internationally-known television and motion picture franchise licensed by Perpetual Entertainment from CBS, and is scheduled to be launched in the fourth quarter of 2007. Gods &
Heroes: Rome Rising(TM) recently received several awards at the Electronic Entertainment Exposition in Los Angeles (E3), including "Best of Show" and "Best Graphics" awards from MMORPG.com, and "Best Gameplay" awards from GameAmp.com and Stratics.com.

"We have concluded that this investment is the best way to secure not only continuous profit and great contents but also its game engine and platform from Perpetual Entertainment for Gravity, and expect that our access to these will contribute to our financial performance in the coming years.." said Mr. Il-young Ryu,. "As it is expected that more than 60% of growth rate in the overall online game market will be in the US market, we are hopeful that Gravity and Perpetual Entertainment will produce excellent results."

                                      # # #

ABOUT GRAVITY CO., LTD. ----------------------------------------------------
Based in Korea, Gravity is a developer and publisher of online games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 21 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

ABOUT PERPETUAL ENTERTAINMENT, INC. ----------------------------------------
Perpetual Entertainment is a San Francisco based developer, publisher, and operator of networked multiplayer and massively multiplayer games for the PC and next-generation videogame consoles. Perpetual Entertainment was founded and is staffed by industry veterans dedicated to the vision that playing games together is simply more fun, more challenging, and more rewarding than playing alone. For more information about Perpetual Entertainment, please visit http://www.perpetual.com.

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"Perpetual Entertainment" and "Gods & Heroes: Rome Rising" are trademarks of
Perpetual Entertainment, Inc. "Star Trek Online" is trademark of CBS.

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FORWARD-LOOKING STATEMENTS:

Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRAVITY Co., Ltd.

Date: 5/17/2006

                                                  By:    /s/ James O. Kwon
                                                         -----------------------
                                                  Name:  James O. Kwon
                                                  Title: Chief Financial Officer